SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2005

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

News Release	August 31, 2005 at 14.00 GMT

Kanavaranta 1
00160 Helsinki, Finland

P.O. Box 309
FIN-00101 Helsinki, Finland

Tel +358 2046 131
Fax +358 2046 21471

www.storaenso.com

Stora Enso finalises acquisition of Schneidersöhne Group

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that Stora Enso has finalised its previously announced acquisition of 100% of the shares in the German paper merchant Schneidersöhne Group. The all-cash acquisition was completed following approval by regulatory and competition authorities. The acquisition price on a debt- free basis was EUR 450 million. The synergies will be achieved by optimising the value chain from producer to end-user and efficiently co-ordinating operations within Stora Enso’s merchant business, Papyrus.

The strategic aims of the acquisition are to bring Stora Enso closer to the customer and end-user in the value chain and to improve the profitability of Stora Enso’s merchant business. Schneidersöhne will become part of Papyrus. Through Papyrus Stora Enso will gain full management control of the company and it will be fully consolidated from July 2005 onwards.

The acquisition of Schneidersöhne will have the following financial effects on Stora Enso: earnings per share (EPS) and cash earnings per share (CEPS), including full synergies of approximately EUR 15 million from 2008 onwards, will be enhanced by EUR 0.02 and EUR 0.05 respectively. Stora Enso’s interest-bearing debt will increase by EUR 450 million, and its debt/equity ratio will increase by 0.06.

“Close co-operation with expanding Papyrus will give us an even better understanding of the requirements of printers and office paper users so we can develop our products and services accordingly. We will move closer to the customer. We will gain synergies through more efficient co-operation between Stora Enso’s paper and board divisions and Papyrus,” says Pekka Laaksonen, Senior Executive Vice President, Stora Enso Fine Paper.

“Papyrus’s strategy is to take the lead in developing the European merchant business. As a result of the Schneidersöhne acquisition, we now have a strong market position, being the second-largest in Europe, with good geographical coverage. We will further improve our service by adding attractive products, widening our distribution network and expanding our comprehensive e-business solutions to more customers. We will simply help our customers to become more successful,” says Mats Nordlander, President of Papyrus.

Stora Enso is an integrated paper, packaging and forest products company producing publication and fine papers, packaging boards and wood products, areas in which the Group is a global market leader. Stora Enso sales totalled EUR 12.4 billion in 2004. The Group has some 45 000 employees in more than 40 countries in five continents and an annual production capacity of 16.4 million tonnes of paper and board and 7.7 million cubic metres of sawn wood products, including 3.2 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

Stora Enso Oyj

Business ID 1039050-8

Schneidersöhne is by sales volume the second-largest paper merchant in Germany and the fifth-largest in Europe. It has operations in 11 countries, the biggest markets being Germany and Switzerland. It has 38 branch offices, including 20 in Germany. Schneidersöhne has 2 100 employees and had net sales of EUR 1 130 million in 2004.

JP Capital International acted as the financial advisor for the transaction.

www.papyrus.com

www.storaenso.com

For further information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,

tel. 715 422 4023

Papyrus is a wholly-owned paper merchanting subsidiary of Stora Enso with net sales of EUR 640 million in 2004. Papyrus holds a leading position in the Nordic countries and a strong market position in Western Europe. It supplies 710 000 tonnes of paper annually. Papyrus currently has a presence in 13 European countries.

Previous press releases concerning Stora Enso’s Schneidersöhne acquisition available at www.storaenso.com/press

- 25 April 2005: Stora Enso to acquire Schneidersöhne Group

Stora Enso Oyj

Business ID 1039050-8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 1, 2005	STORA ENSO CORPORATION

	By:	/s/ Esko Mäkeläinen
Esko Mäkeläinen
Senior Executive Vice President,
Accounting and Legal affairs

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel